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                                 UNITED STATES
                                 SECURITIES AND
                              EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                           University Bancorp, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  914090 10 5
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                    Stephen Lange Ranzini, 959 Maiden Lane,
                   Ann Arbor, Michigan 48105  (313) 741-5858
--------------------------------------------------------------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                                 January, 1997
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

                                                                          [ ].


Check the following box if a fee is being paid with this statement        [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 5 pages

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CUSIP NO. 914090 10 5


1)    Name of Reporting Person                              Joseph L. Ranzini

      S.S. or I.R.S. Identification
      No. of Above Person                                           ###-##-####
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                                    (a)
      if a Member of a Group                                          -----
      (See Instructions)                                           (b)
                                                                      -----
--------------------------------------------------------------------------------
3)    SEC Use Only
--------------------------------------------------------------------------------

4)    Source of Funds (See Instructions)                           00
--------------------------------------------------------------------------------
5)    Check Box if Disclosure of Legal                             [ ]
      Proceedings is Required
      Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)    Citizenship or Place of
      Organization                                                 United States
--------------------------------------------------------------------------------
Number of                 7)      Sole Voting Power                253,851
Shares                    ------------------------------------------------------
Beneficially              8)      Shared Voting
Owned by                          Power                            343,000
Each Report-              ------------------------------------------------------
ing Person                9)      Sole Dispositive
With                              Power                            253,851
                          ------------------------------------------------------
                         10)      Shared Dispositive
                                  Power                            343,000
--------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially
       Owned by Each Reporting Person                              596,851
--------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount
       in Row (11) Excludes Certain                                [X]
       Shares (See Instructions)
--------------------------------------------------------------------------------
13)    Percent of Class Represented
       by Amount in Row (11)                                        46.0%
--------------------------------------------------------------------------------
14)    Type of Reporting Person
       (See Instructions)                                           00, IN
--------------------------------------------------------------------------------


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

CUSIP NO. 914090 10 5


1)    Name of Reporting Person                              Stephen Lange Ranzini

      S.S. or I.R.S. Identification
      No. of Above Person                                   ###-##-####
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                             (a)
      if a Member of a Group                                    -----
      (See Instructions)                                    (b)
                                                                -----
--------------------------------------------------------------------------------
3)    SEC Use Only
--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)                    00
--------------------------------------------------------------------------------
5)    Check Box if Disclosure of Legal                      [ ]
      Proceedings is Required
      Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)    Citizenship or Place of
      Organization                                          United States
--------------------------------------------------------------------------------
Number of                 7)     Sole Voting Power          20,350
Shares                    ------------------------------------------------------
Beneficially              8)     Shared Voting
Owned by                         Power                     284,213
Each Report-              ------------------------------------------------------
ing Person                9)     Sole Dispositive
With                             Power                      20,350
                          ------------------------------------------------------
                         10)     Shared Dispositive
                                 Power                     284,213
--------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially
       Owned by Each Reporting Person                      304,563
--------------------------------------------------------------------------------
12)    Check Box if the Aggregate Amount
       in Row (11) Excludes Certain                        [X]
       Shares (See Instructions)
--------------------------------------------------------------------------------
13)    Percent of Class Represented
       by Amount in Row (11)                               23.5%
--------------------------------------------------------------------------------
14)    Type of Reporting Person
       (See Instructions)                                  00, IN
--------------------------------------------------------------------------------


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

       The Statement on Schedule 13D (the "Statement"), dated January, 1997, of Joseph L. Ranzini, individually and as trustee, Stephen Lange Ranzini, individually and as trustee, Mildred Lange Ranzini, individually and as trustee, and Paul B. Clare, individually and as trustee, with respect to the Common Stock, par value $.01 per share ("Common Stock"), of University Bancorp, Inc. is hereby amended as set forth below.

       The purpose of this Amendment No. 1 is to correct certain information appearing in the Statement. Capitalized terms used, but not defined, herein shall have the meanings ascribed thereto in the Statement.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Item 3 of the Statement is hereby amended to add the following paragraph thereto:

       In February, 1996, Joseph L. Ranzini made a gift of 21,622 shares of Common Stock to the First Trust.

Item 5.  Interest in Securities of the Issuer.

       Item 5 of this Statement is hereby amended as follows:

       The first paragraph of paragraph (a)-(b) is amended to state that (i) the aggregate number of shares of Common Stock over which Joseph L. Ranzini has sole voting and dispositive power is 253,851 and (ii) the aggregate number of shares of Common Stock deemed to be beneficially owned by Joseph L. Ranzini for the purposes of this Statement is 596,851 representing 46.0% of the outstanding shares of Common Stock of the Corporation as of October 3, 1997.

       The second paragraph of paragraph (a)-(b) is amended to state that (i) the aggregate number of shares of Common Stock over which Stephen Lange Ranzini has sole voting and dispositive power is 20,350, (ii) Stephen Lange
Ranzini may be deemed to share voting power as to 13,941 shares allocated to him under the ESOP and (iii) the aggregate number of shares of Common Stock deemed to be beneficially owned by Stephen Lange Ranzini for the purposes of this Statement is 304,563 representing 23.5% of the outstanding shares of Common Stock of the Corporation as of October 3, 1997.

       Paragraph (c) is amended to add the following paragraph thereto:

       In February, 1996, Joseph L. Ranzini made a gift of 21,622 shares of Common Stock to the First Trust.

       In June, 1997, 1,412 shares of Common Stock were allocated to Stephen Lange Ranzini's account under the ESOP.

        On October 9, 1997, Stephen Lange Ranzini sold 5,000 shares of Common Stock at a price of $6.125 per share in a brokerage transaction on the NASDAQ Stock Market.

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

SIGNATURE.

       After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct. This amendment may be executed in any number of counterparts, each of which shall constitute one and the same amendment.

Dated:  October 15, 1997



                           /s/ Joseph L. Ranzini
                           -----------------------------------------------------
                           Joseph L. Ranzini, individually and as
                           trustee


                           /s/ Mildred Lange Ranzini
                           -----------------------------------------------------
                           Mildred Lange Ranzini, individually and as
                           trustee


                           /s/ Stephen Lange Ranzini
                           -----------------------------------------------------
                           Stephen Lange Ranzini, individually and
                           as trustee


                           /s/ Joseph Lange Ranzini
                           -----------------------------------------------------
                           Joseph Lange Ranzini, individually and
                           as trustee


                           /s/ Paul Lange Ranzini
                           -----------------------------------------------------
                           Paul Lange Ranzini, individually and as
                           trustee


                           /s/ Angela C. Ranzini
                           -----------------------------------------------------
                           Angela C. Ranzini, individually and as
                           trustee


                           /s/ Catherine Ranzini Clare
                           -----------------------------------------------------
                           Catherine Ranzini Clare, individually and
                           as trustee


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